September 11,
2018

Kelly Dvorak
General Counsel
Bank First National Corporation
402 North 8th Street
Manitowoc, WI 54220

       Re: Bank First National Corporation
           Draft Registration Statement on Form 10-12B
           Submitted August 15, 2018
           CIK No. 0001746109

Dear Ms. Dvorak:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10-12B

Cautionary Note Regarding Forward-Looking Statements, page 1

1. Please remove the reference to the safe harbor under Section 21E of the Securities
       Exchange Act of 1934 and Section 27A of the Securities Act of 1933. As you are not a
       reporting company as of the date of filing, you are not eligible to rely on the safe harbor for your forward-looking statements.
 Kelly Dvorak
FirstName National Corporation
Bank First LastNameKelly Dvorak
Comapany 11, 2018 First National Corporation
September NameBank
September 11, 2018 Page 2
Page 2
FirstName LastName
Item 1A. Risk Factors
The Company is exposed to risk of environmental liabilities . . . , page 29

2. If material, please revise to state, as of a recent date, the amount and type of real estate of which the company has taken title and is therefore the potential source of environmental liabilities.
Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies - Recent Accounting Developments, page 45

3. Please revise the disclosure of ASU 2014-09, Revenue from Contracts with Customers
         (Topic 606) and ASU 2016-09 - Compensation   Stock Compensation (Topic
718):
         Improvements to Employee Share-Based Payment Accounting to reflect the adoption guidance for that of a non-EGC since you have chosen to opt out of the extended transition period for complying with new or revised accounting standards.
Sources of Funds
Deposits, page 68

4. Please revise the presentation of average balances of deposits to be consistent with the average amounts and weighted average rates paid appearing in the Average Balance
         Sheets appearing on pages 55 and 56.
Return on Average Equity and Assets, page 74

5. Please recompute the ratio of average shareholders' equity to average assets based on the average shareholders' equity and average assets disclosed in the tables on pages 55 and 56.
Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related
Stockholder Matters, page 98

6. Please revise to disclose the information required by Item 201(d) of Regulation S-K or advise.
Dividends, page 98

7. Please disclose the frequency and amount of dividends you have paid during your two most recent fiscal years and the subsequent interim period covered by your financial statements. Refer to Item 201(c) of Regulation S-K.
Item 13. Financial Statements and Supplementary Data
Pro Forma Combined Statements of Income
For the year ended December 31, 2017, page 106

8. You disclose a pro forma adjustment of $4,682,000 to interest income on loans in 2017
 Kelly Dvorak
Bank First National Corporation
September 11, 2018
Page 3
         related to a $14.6 million yield premium recorded on the loans acquired from Waupaca.
         Please tell us the factors that contributed to your acquiring the loans at a premium. Please also tell us why the amortization of the loan premium resulted in an increase in interest income in 2017.
Bank First National Corporation
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
New Accounting Pronouncements, page 144

9. Please revise your disclosures to ensure that you reflect the adoption guidance of a non-
         EGC.
Item 14. Changes in and Disagreements with Accountants on Accounting and
Financial
Disclosures, page 227

10. You disclose in the fifth paragraph that you did not consult with CliftonLarsonAllen LLP during the years ended December 31, 2017 and 2016. Please revise to disclose whether you consulted with CliftonLarsonAllen LLP in the subsequent interim period ended
         February 27, 2018 pursuant to Item 304 (a) (2) of Regulation S-K.
       You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or Gus
Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff
Attorney, at (202) 551-3552 or Michael Clampitt, Senior Staff Attorney, at
(202) 551-3434 with
any other questions.



FirstName LastNameKelly Dvorak                                 Sincerely,
Comapany NameBank First National Corporation
                                                               Division of
Corporation Finance
September 11, 2018 Page 3                                      Office of
Financial Services
FirstName LastName